Amendment No. 2 to the Worthington Industries, Inc.

Deferred Profit Sharing Plan, as Amended and Restated

WHEREAS, Worthington Industries, Inc. (the “Company”) is the sponsor of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) for the benefit of its eligible employees and the eligible employees of participating affiliates;

WHEREAS, the Plan has most recently been amended and restated effective on and after January 1, 2015;

WHEREAS, the Plan provides that the Company may amend the Plan; and

WHEREAS, the Company desires to amend the Plan regarding the disposition of dividends paid on shares of Worthington Industries, Inc. Common Stock attributable to the ESOP Feature.

NOW, THEREFORE, the Plan is hereby amended as follows.

1.
Section 1.9 of Appendix A is hereby amended by deleting it in its entirety and by replacing it with the following:

Section 1.9 of Appendix A – Distribution of Dividends

Cash dividends paid on shares of Worthington Industries, Inc. Common Stock attributable to the ESOP Feature may be: (a) paid in cash directly to Participants; (b) paid to the Plan and subsequently distributed to Participants in cash no later than 90 days after the close of the Plan Year in which the dividends are paid to the Plan; (c) paid to the Plan and reinvested in Worthington Industries, Inc. Company Stock; or (d) paid to the Plan and reinvested in accordance with Participant’s investment directions for contributions. Such dividends shall be paid, and held pending distribution or reinvestment, in accordance with nondiscrimination rules and procedures established by the Committee.

A Participant shall have the election to have such dividends either: (i) paid to the Participant as provided in clause (a) or (b) above (as determined by the Committee); or (ii) paid to the Plan and reinvested as provided in clause (c) or (d) above. Any such election shall be made in accordance with nondiscriminatory rules and procedures prescribed by the Committee and shall be irrevocable as of any deadline prescribed by the Committee. If a Participant fails to make a timely, affirmative election to receive a distribution of cash dividends on shares of Worthington Industries, Inc. Company Stock allocated to his ESOP Account, such dividends shall be paid to the Plan and reinvested in Worthington Industries, Inc. Common Stock. A Participant shall be given a reasonable opportunity before a dividend is paid or distributed to him in which to make the election and shall have the right to change his election at least annually in accordance with nondiscriminatory rules and procedures prescribed by the Committee.

A Participant shall be fully vested in any dividend with respect to which the Participant is offered an election under this Section 1.9.

A former Participant and the Beneficiary of a deceased Participant or former Participant shall have the same rights as a Participant under this Section 1.9.

The Committee reserves the right to override a Participant’s election to the contrary and require that dividends be distributed to such Participant to the extent necessary to comply with Treasury Regulation Section 1.401(k)-1(d)(3)(iv)(E)(1) related to the distribution of currently available ESOP dividends in connection with a hardship withdrawal from the Plan.

The provisions of this Section 1.9 are intended to comply with Section 404(k) of the Code, and shall be interpreted and construed accordingly.

IN WITNESS WHEREOF, the undersigned has executed this amendment as Plan sponsor for the benefit of its eligible employees and the eligible employees of all participating companies, effective as of March 1, 2018, or as otherwise set forth above.

WORTHINGTON INDUSTRIES, INC. By: /s/Dale T. Brinkman Print Name: Dale T. Brinkman Title: Vice President - Secretary Date: March 1, 2018

4/05/2018 29730371